Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated July 23, 2009
Relating to Prospectus dated July 16, 2009
Registration Statement No. 333-160601
Free Writing Prospectus
     In connection with its rights offering, Infineon Technologies AG is filing the attached employee communication.

Questions & Answers — Capital Increase — July 2009
Q&A Compendium — Capital Increase
Note: This information has been compiled to the best of our knowledge (as at July 23, 2009). This information does not constitute an offer to sell or a solicitation of offers to purchase securities. Any investment decision should be made only on the basis of the prospectus issued by Infineon in connection with the rights offering. We cannot provide any financial advice to you, and you should consult with your own financial advisor.
Questions of a general nature
Does the offer to subscribe for new shares at a subscription price of Euro 2.15 also apply to IFX employees?
•	The offer applies to all Infineon shareholders. Therefore, if employees owned Infineon shares as of July 17, 2009 (the “record date”), then this offer also applies to them. Employees who did not own Infineon shares on the record date cannot take part in the capital increase.
What does the offer of subscription for shares “at a ratio of 9:4” mean?
•	It means that for every nine shares held by Infineon shareholders on the record date, they have the right to subscribe for four new (=additional) shares at the subscription price. Shareholders who own more shares can subscribe for a correspondingly larger number of shares. Rights may only be exercised in whole number multiples of nine.

•	Example: A shareholder holding forty shares can subscribe for sixteen new shares with four subscription rights remaining with the shareholder. Note that ADR rights are not transferable, and will lapse if not exercised.
I’d be interested whether I have to subscribe for all the new shares if I take part in the capital increase, or whether it is possible to subscribe for only some of them.
•	Participation in the capital increase is entirely voluntary. Shareholders are free to decide whether and to what extent they will exercise their subscription rights and take part in the capital increase. Therefore they do not have to subscribe for the maximum number of new shares they would be entitled to. They can subscribe for only some of the new shares to which they are entitled, or even abstain altogether from taking part in the capital increase and can allow their subscription rights to lapse.
Questions concerning the procedure for exercising subscription rights
How can IFX employees subscribe for new shares?

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Questions & Answers — Capital Increase — July 2009
•	Infineon employees who owned Infineon shares on the record date have received subscription rights through their depositary banks. If they wish to take part in the capital increase and hence subscribe for new shares, they have to declare their intent to do so through their depository bank which will also send a letter giving details of the mechanics of the capital increase. Infineon employees who held ADRs at the record date should follow the instructions provided by the ADR depositary or their broker.
My question as an IFX shareholder: How and through whom do I receive the information in order to take part in the capital increase and exercise my subscription rights?
•	Every shareholder (and hence also the IFX employee) will be notified about the IFX capital increase by his respective bank. ADR holders are being notified through the ADR depositary or their broker.
Can I simply subscribe for the “new shares” at a price of Euro 2.15 through my bank?
Is my bank informed that a capital increase is taking place at Infineon and that I am entitled to take part?
•	Yes. The bank knows “its” IFX shareholders. Therefore every shareholder (and hence also IFX employees) who owns Infineon shares at the record date will receive information about the IFX capital increase from his respective bank. If the employee wishes to take part in the capital increase, he then has to inform his bank. Employees who hold ADRs directly will receive instructions from the ADR depositary; employees who hold ADRs indirectly through a brokerage account will receive instructions through their broker.
I will be on vacation (abroad) during the subscription period. What possibilities do I have to take part in the capital increase in spite of my absence?
•	The offer will be sent to you by your bank. During your absence you have to appoint a representative by granting a power of attorney. The same applies in this instance as to other banking transactions to be attended to during your absence. With regard to the formal requirements of the power of attorney, please contact your bank. If you hold ADRs, you should contact your broker or the ADR depositary for further information.
Will any of the new shares subscribed for by IFX employees be subject to a holding period (lock up period) during which time they are not allowed to be sold?
•	No. The shares purchased in the capital increase can be traded from the day on which they are posted into the securities account of the shareholder who exercised the subscription rights, which is expected to be August 7, 2009.
Will there be a holding period for the new shares from the capital increase subscribed for by the shareholders (employees)?
•	There will not be any holding period.
In the prospectus, it says: “The subscription rights for the new shares will not be traded on the regulated market of the Frankfurt Stock Exchange”. What does that mean? Will the subscription rights not be traded at all or where will trading take place?

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Questions & Answers — Capital Increase — July 2009
•	That means that Infineon is not taking any steps to establish or facilitate trading in subscription rights. Infineon is not obliged to do so. However, the share subscription rights are trading over-the-counter. If you wish to take this opportunity and to buy or sell subscription rights in over-the-counter trading, please ask your bank and consult with your financial advisor. Unlike share subscription rights, ADR subscription rights are not transferable.
Will shareholders receive any compensation if they do not exercise or sell their subscription rights?
•	No. You may exercise or sell your share subscription rights. Unexercised subscription rights will lapse. ADR rights are not transferable and will lapse if not exercised. No compensation will be due in either case.
Taking a look at my securities account today, I see that the announced subscription rights have been credited. Is July 20 the cut-off date for the number of subscription rights or can this number change as a result of purchase and sale of shares during the subscription period?
•	The so-called “record date” is July 17, see prospectus, page i. The procedure is also described there. On July 17, after close of business, subscription rights were credited to shareholders’ securities accounts in a number based on the shares they then held, i.e. the number of subscription rights will not change as a result of purchase or sale of shares during the subscription period.
Questions concerning insider trading restrictions
Will there be a waiver to allow IFX employees to participate in this capital increase? Is the end of the subscription period outside the blackout period?
•	The exercise of subscription rights has no bearing on the requirements of the insider directive. Under the directive, only the trading (buying and selling shares and subscription rights) is prohibited in the “no-trade period”, and for certain employees only. Therefore employees can take part in the capital increase without the insider directive standing in the way.

•	You will find further information on the insider directive on the Corporate Compliance Homepage:

http://intranet.infineon.com/de/common/Compliance/insider/index.htm
Did the early announcement of the Q3 figures reduce the length of the blackout period?
•	The early announcement of the preliminary Q3 figures has no effect on the blackout period. See also the Corporate Compliance Homepage

•	The exercise of subscription rights has no bearing on the requirements of the insider directive.
Questions concerning the backstop investor

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Questions & Answers — Capital Increase — July 2009
Has Apollo undertaken to remain a minority shareholder (30% minus 1 share) for all time or can Apollo purchase additional shares after the deal?
•	Apollo has undertaken for 12 months not to increase its holding to 30% or more. Please also see the information given on page 33 of the official prospectus: http://intranet.infineon.com/Downloads/general/prospectus2009_d.pdf
Will there be a holding period for Apollo for the shares from the capital increase?
•	In the event of becoming a shareholder with a stake of at least 15% through the capital increase, Apollo has undertaken not to dispose of the relevant shares for 12 months, subject to certain exceptions. Please also see the information given on page 33 of the official prospectus:

http://intranet.infineon.com/Downloads/general/prospectus2009_d.pdf
For more information, please see the official German prospectus at:
http://intranet.infineon.com/Downloads/general/prospectus2009_d.pdf
Or the registration statement on Form F-3 at:
http://www.infineon.com/dgdl?folderId=db3a30432239cccd01227f6c523269e3&fileId=db3a30432239cccd012283a749e57beb
DISCLAIMER
Infineon Technologies AG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Infineon has filed with the SEC for more complete information about Infineon and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on Infineon’s website at www.infineon.com by clicking “Investor”. Alternatively, Infineon will arrange to send you the prospectus if you request it by telephone at +49-89-234-26655 or by emailing investor.relations@infineon.com.

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